Exhibit 99.8

NICE Interaction Analytics Chosen by Tele-Centre Services to Drive Customer
Experience Interactions (CXi) Transformation

NICE data-driven insights automate quality management and provide insights on both customer and agent behaviors

Hoboken, N.J., August 30, 2022 – NICE (Nasdaq: NICE) today announced that Tele-Centre Services Pte Ltd, a Singapore- based omnichannel business process outsourcing (BPO) provider, has chosen NICE Interaction Analytics with Quality Central to improve agent satisfaction and business compliance levels. Employing NICE Interaction Analytics provides Tele-Centre the ability to understand customer insights to enhance overall customer satisfaction and help drive business process transformation.

Tele-Centre Services Pte Ltd provides solutions designed to elevate the customer service experience, overall engagement, and enhance an organization’s reputation throughout Singapore. The deployment of NICE Interaction Analytics allows Tele-centre to provide analytics-focused, data-driven insights to key private and government organizations. To meet these growing needs, NICE successfully demonstrated value to Tele-Centre through a POC (proof of concept) which revealed transformative insights that would significantly impact customer experiences, and position Tele-Centre at the forefront of customer experience interactions.

Nicholas Loh, Managing Director, Tele-Centre, said “NICE’s Interaction Analytics analyzes every interaction and provides insights on customer’s and agent’s behavior for more effective coaching conversations that improve the customer experience. Our goal is to be number one from a customer experience standpoint and I believe we are well equipped to reach that goal with NICE Interaction Analytics and Quality Central. This has enabled Tele-Centre to differentiate our service offering from our competitors by automating our quality management, which allow us to free up time for other more important work such as coaching and surveillance audits.”

Darren Rushworth, President, NICE International, said “NICE is pleased to support Tele-Centre in their transformational journey towards frictionless customer experiences. By engaging Interaction Analytics, NICE was able to pinpoint the main issues surrounding a client of Tele-Centre and provide invaluable insights with the successful proof of concept. We are excited to assist Tele-Centre in further enhancing all their customer experiences through the adoption of our CXi analytics.”

NICE Interaction Analytics makes connections smarter by providing visibility into the multi-faceted interactions with customers. By obtaining both macro and micro level interaction analytics across all structured and unstructured data, companies gain the ability to organize, analyze, and shape every channel of the customer journey.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.